December 18, 2013

VIA COURIER AND EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Innospec, Inc.
December 31, 2012 Form 10-K filed February 13, 2013
File No. 1-13879

Dear Mr. O’Brien:

We are submitting this response to your letter dated December 10, 2013 (the “Comment Letter”) in respect of the above-referenced filings addressed to Patrick S. Williams, President and Chief Executive Officer, of Innospec Inc. (the “Corporation,” “Company,” “we,” “us” or “our”). We understand that you will be reviewing our response and may have additional comments.

The responses set forth below correspond to the numbering in the Comment Letter. In addition, for ease of reference, we have reproduced your comments in the Comment Letter in bold text before each response. Where relevant, our responses below include the proposed form of new or modified disclosures to be made in our applicable future filings. Italicized text in our responses below represents proposed additional disclosure, and disclosure proposed to be deleted has been struck through.

Statements of Cash Flows, page 57

1.	In future filings, please separately present borrowings and repayments on your 2016 revolving credit facility as required by ASC 230-10-45-14 and 15.

Company Response: Beginning with our Form 10-K for the year ended December 31, 2013, we propose to revise such disclosure as set forth in the example below:

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	Years ended December 31
	2012	2011	2010
Cash Flows from Financing Activities
Proceeds from revolving credit facility	18.0	51.0	13.0
Repayments of revolving credit facility	(18.0)	(38.0)	(7.0)
~~Net receipt/(repayment) of revolving credit facility~~	~~0.0~~	~~13.0~~	~~6.0~~
Repayment of term loan	0.0	(40.0)	(10.0)
Refinancing costs	0.0	(1.7)	0.0
Excess tax benefit from stock based payment arrangements	2.2	1.1	0.0
Dividend paid	(46.7)	0.0	0.0
Issue of treasury stock	1.2	0.7	0.2
Repurchase of common stock	(1.4)	(28.1)	(2.7)

Net cash (used in) financing activities	(44.7)	(55.0)	(6.5)

Item 9A, page 101

2.	Please tell us whether management concluded that the company maintained effective internal control over financial reporting as of December 31, 2012, based on criteria in the Internal Control – Integrated Framework issued by the COSO. In future filings, please do not say that “the Company” made the conclusion, and instead please disclose the parties that actually made the conclusion. See Item 308(a)(3) of Regulation S-K.

Company Response: We confirm that management, including the Company’s Chief Executive Officer and Chief Financial Officer, concluded that the company maintained effective internal control over financial reporting as of December 31, 2012, based on criteria in the Internal Control – Integrated Framework issued by the COSO. In addition, beginning with our Form 10-K for the year ended December 31, 2013, we propose to revise such disclosure as set forth in the example below:

Item 9A	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Based on an evaluation carried out ~~A~~as of the end of the period covered by this report, ~~the Company carried out an evaluation~~ under the supervision and with the participation of our management, ~~including the~~ our Chief Executive Officer and the Chief Financial Officer concluded that, ~~of the effectiveness of the design and operation of~~ the Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934)~~, as amended).~~

~~Based upon this evaluation of disclosure controls and procedures, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures~~ were effective as of December 31, 2012.

Management’s Report on Internal Control Over Financial Reporting

~~The Company’s~~ Our management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (within the meaning of Rule 13a-15(f) under the Securities Exchange Act of 1934). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Due to its inherent limitations, management does not believe that internal control over financial reporting ~~may not~~ will prevent or detect ~~misstatements~~ all errors or fraud. In addition, projections of any evaluation of effectiveness as to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

~~The Company’s~~ Our management, including the Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

The Company acquired Strata Control Services, Inc. on December 24, 2012. Management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012, Strata’s internal control over financial reporting associated with total assets of $59.4 million representing 10% of the Company’s total assets as of December 31, 2012.

Based on the evaluation ~~the Company~~ our management, including the Chief Executive Officer and the Chief Financial Officer, concluded that the Company maintained effective internal control over financial reporting as of December 31, 2012, based on criteria in the Internal Control - Integrated Framework (1992) issued by the COSO.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2012 has been audited by KPMG Audit Plc, an independent registered public accounting firm, as stated in their report which is included in Item 8 of this Annual Report on Form 10-K.

Changes in Internal Controls over Financial Reporting

The Company is continuously seeking to improve the efficiency and effectiveness of its operations and of its internal controls. This is intended to result in refinements to processes throughout the Company. ~~However, t~~There ~~has been~~ were no changes in the Company’s internal control over financial reporting during the most recent fiscal quarter, which were identified in connection with the evaluation required by paragraph (d) of Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, that have ~~has~~ materially affected, or ~~is~~ are reasonably likely to materially affect, the Company’s internal control over financial reporting.

*****

Pursuant to your Comment Letter request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please feel free to contact me directly at 01-303-566-05-24.

/s/ Patrick S. Williams
Patrick S. Williams
President and Chief Executive Officer

Cc: Securities and Exchange Commission – Al Pavot, Staff Accountant